UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

BB HOLDINGS LIMITED

(formerly Carlisle Holdings Limited)

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED (formerly Carlisle Holdings Limited)

Date: October 28, 2005	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

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Press Release	FOR IMMEDIATE RELEASE

BB HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

SIX MONTHS ENDED SEPTEMBER 30, 2005

Belize City, Belize, October 28, 2005 — BB Holdings Limited (NASDAQ: BBHL, London: BBHL) (“BB Holdings”) reported revenue of $205.8m (2004 — $196.9m) and net income from continuing operations of $7.8m (2004 — $8.8m) for the quarter ended September 30, 2005, the second quarter of fiscal 2006. Diluted earnings per share from continuing operations for the quarter ended September 30, 2005 was $0.13 (2004 — $0.15).

For the six months ended September 30, 2005, revenue was $403.1m (2004 — $391.8m) and income from continuing operations was $17.4m (2004 — $17.9m). Diluted earnings per share from continuing operations for the six months ended September 30, 2005 was $0.29 (2004 — $0.30).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“The demerger of the UK and Ireland businesses was successfully concluded in August 2005 and the company’s priority now is to maximize the performance and value of its continuing businesses.

“In the second quarter, $2.3m ($0.04 per share) of one-time legal and professional costs were incurred, principally relating to the demerger of the UK operations as Carlisle Group Limited and the cash shell dividends of Seashell II Limited and Bombshell Limited.

“OneSource produced another good quarter and met its performance objectives. It continues its good track record on customer retention and new business development is bringing in additional opportunities in a very competitive market.

“As the leading and largest banking institution in Belize, the Belize Bank continues to achieve solid loan portfolio growth and has made an excellent contribution to the company’s net income.

“Management in both divisions continues to focus on providing high quality service and cost-effective solutions to clients, improving efficiency and controlling costs.”

Second Quarter Operational Review

Facilities Services

The Facilities Services division, comprising OneSource in the US, reported operating income for the quarter ended September 30, 2005 of $2.5m (2004 — $2.0m) on revenues of $205.8m (2004 — $196.9m). Operating income for the six months ended September 30, 2005 amounted to $4.7m (2004 — $3.9m) on revenues of $403.1m (2004 — $391.8m).

OneSource met performance objectives for the six months ended September 30, 2005. Continued success in account retention, expanded client services and new business development continue to drive a strong revenue run rate.

OneSource secured more than twenty major contract wins and renewals during the second quarter in addition to the expansion of services with eight of the top fifty customers.

OneSource continues to distinguish its service offering through value added programs including strategic account management and the newly launched OneSource GreenSweep™ environmentally responsible facility maintenance program. Management continues to emphasize strategic efficiency improvements that drive more value into service operations, back-office environments and client partnerships.

Financial Services

For the three months ended September 30, 2005, Financial Services reported a solid performance with operating income amounting to $7.5m (2004 — $7.4m).

For the six months ended September 30, 2005, operating income increased by 5.4% to $15.5m (2004 — $14.7m). The results for the six months reflect a 13.9% increase in net interest income which is principally driven by a 9.4% increase in the loan portfolio in the six month period.

Discontinued Operations

In August 2005, the company completed the demerger of its United Kingdom and Ireland businesses into Carlisle Group Limited, a Belizean company listed on the Alternative Investment Market in London. As a consequence of the demerger, the consolidated net income of the demerged company for the period up to the date of the demerger, amounting to $1.2m (2004—$1.4m) and $2.3m (2004—$2.6m) for the three month and six month periods ended September 30, 2005, respectively, has been reclassified and included as income from discontinued operations in the summarized consolidated statements of income.

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Background Information

Through its OneSource brand, BB Holdings is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. Through the Belize Bank, the company is the largest, full service commercial and retail banking operation in Belize with a head office in Belize City and twelve branches extending into each of the six regions of Belize. The principal operations of the bank are commercial lending, consumer lending, deposit-taking and related banking activities

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holding’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings Limited with the United States Securities and Exchange Commission, (the SEC), which are available without charge from the SEC at www.sec.gov.

For further information contact:

Makinson Cowell	BB Holdings Limited
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.bbholdingslimited.com.

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BB Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended September 30, 2005	3 months ended September 30, 2004	6 months ended September 30, 2005	6 months ended September 30, 2004
Net sales
Facilities Services	205.8	196.9	403.1	391.8

Total net sales	205.8	196.9	403.1	391.8

Operating income (loss)
Facilities Services	2.5	2.0	4.7	3.9
Financial Services	7.5	7.4	15.5	14.7
Corporate expenses	(3.3)	(1.0)	(4.4)	(1.9)

Total operating income	6.7	8.4	15.8	16.7

Associates	2.4	1.3	3.9	2.5
Net interest expense	(0.2)	(0.3)	(0.5)	(0.1)

Income before income taxes	8.9	9.4	19.2	19.1
Income taxes	(0.4)	(0.1)	(0.6)	(0.4)

Income after income taxes	8.5	9.3	18.6	18.7
Minority interests	(0.7)	(0.5)	(1.2)	(0.8)

Income from continuing operations	7.8	8.8	17.4	17.9
Income from discontinued operations	1.2	1.4	2.3	2.6

Net income	9.0	10.2	19.7	20.5

Earnings per ordinary share:
Basic and diluted:
Continuing operations	$0.13	$0.15	$0.29	$0.30
Discontinued operations	$0.02	$0.02	$0.04	$0.04
Net income	$0.15	$0.17	$0.33	$0.34

Number of shares – basic	60.2m	60.4m	60.1m	60.3m
Number of shares – diluted	60.7m	60.9m	60.7m	60.9m

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BB Holdings Limited

Financial Information

Summarized Consolidated Balance Sheets (unaudited)

	September 30, 2005	March 31, 2005
	$m	$m
Assets
Service Businesses current assets:
Cash and cash equivalents	11.3	19.9
Trade accounts receivable - net	91.2	170.8
Other current assets	25.7	28.8

Total Service Businesses current assets	128.2	219.5
Goodwill - net	175.9	400.4
Other long-term assets	101.9	118.1

Total Service Businesses assets	406.0	738.0
Total Financial Services assets	483.2	461.3

Total assets	889.2	1,199.3

Liabilities and shareholders’ equity
Service Businesses current liabilities:
Short-term debt	36.1	46.2
Other current liabilities	64.9	147.1

Total Service Businesses current liabilities	101.0	193.3
Total Service Businesses long-term liabilities	62.6	65.9

Total Service Businesses liabilities	163.6	259.2
Total Financial Services liabilities	386.0	364.7

Total liabilities	549.6	623.9
Total shareholders’ equity	339.6	575.4

Total liabilities and shareholders’ equity	889.2	1,199.3

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BB Holdings Limited

Financial Information

Summarized Consolidated Statements of Cash Flows (unaudited)

For the six months ended September 30	2005	2004
	$m	$m
Cash flows from operating activities
Net income	19.7	20.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5.4	6.6
Other	3.5	0.5
Changes in assets and liabilities - net	(20.6)	2.8

Net cash provided by operating activities	8.0	30.4

Cash flows from investing activities
Purchase of property plant and equipment (net of disposals)	(2.6)	(6.8)
Decrease (increase) in interest-bearing deposits	12.1	(4.9)
(Increase) in loans to customers	(34.1)	(47.1)
Other	(1.5)	(4.6)

Net cash utilized by investing activities	(26.1)	(63.4)

Cash flows from financing activities
(Decrease) increase in short-term debt	(1.2)	6.6
Increase in deposits	21.9	21.4
Decrease (increase) in restricted cash deposits	2.4	(1.3)
Dividends	(12.0)	(9.3)
Other	0.3	0.4

Net cash provided by financing activities	11.4	17.8

Currency translation adjustments	—	0.1
Net change in cash, cash equivalents and due from banks	(6.7)	(15.1)
Cash, cash equivalents and due from banks at beginning of period	46.8	54.2

Cash, cash equivalents and due from banks at end of period	40.1	39.1

- Ends -